C3 Bullion, Inc.
January 22, 2024

Division of Corporation
Office of Trade and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Kate Beukenkamp

Re:	C3 Bullion, Inc., Amendment to Offering Statement on Form 1-A, as amended,
	Filed January 17, 2024, File Number 024-12367 (Offering Statement) Withdrawal of Request for Qualification

Dear Ms. Beukenkamp,

Further to your telephone conversation with our counsel today, Simmons Associates, Ltd., we are withdrawing our earlier request to qualify the Offering Statement until such time as you have completed your review of the January 17 Amendment, as filed.

Additionally, there is another issuer with a different CIK number, 0001827424, EIN, 93-4450812 that has the same name C3 Bullion, Inc., but is a different issueer. Please advise Mr. Simmons accordingly of next steps with regard to proceeding.

Respectfully submitted,

/s/ Christopher Werner

Christopher Werner,
Chairman and CEO

C3Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611
Tel: 920-207-0100
support@C3Bullion.com and www.C3Bullion.com